OMB APPROVAL
OMB Number: 3235-0145
Expires: Feburary 28, 2009
Estimated average burden hours per response ... 14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 24 )*

Zapata Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
989070602
(CUSIP Number)
MALCOLM I. GLAZER FAMILY LIMITED PARTNERSHIP
c/o WILLIAM SONDERICKER
270 COMMERCE DRIVE
ROCHESTER, NEW YORK 14623
(585) 359-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 9, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS Malcolm I. Glazer Family Limited Partnership, a Nevada limited partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.

1	NAMES OF REPORTING PERSONS Malcolm I. Glazer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.

1	NAMES OF REPORTING PERSONS Linda Glazer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.

1	NAMES OF REPORTING PERSONS Malcolm I. Glazer G.P., Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Nevada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.

1	NAMES OF REPORTING PERSONS Malcolm Glazer Revocable Trust U/A/O dated February 24, 1997,

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

This Amendment No. 24 (“Amendment No. 24”) amends and supplements the Schedule 13D and statement attached thereto, as previously amended (“Schedule 13D”), filed on behalf of Malcolm I. Glazer (“Malcolm Glazer”), Linda Glazer (“Linda Glazer”), the Malcolm I. Glazer Family Limited Partnership (the “Glazer LP”), Malcolm I. Glazer G.P., Inc. (the “MIG GP”) and the Malcolm Glazer Revocable Trust U/A/D dated February 24, 1997, as amended (the “MIG Trust” and collectively with Malcolm Glazer, Linda Glazer, the Glazer LP and MIG GP, the “Reporting Persons”) relating to the common stock, par value $.01 per share, of Zapata Corporation (“Zapata”), and is hereby filed on behalf of the Reporting Persons. All capitalized terms used in this Amendment No. 24 and not otherwise defined herein have the meanings previously ascribed to such terms in the Schedule 13D.
Item 1. Security and Issuer
This Amendment No. 24 relates to shares of Common Stock (“Common Stock”) of Zapata Corporation (the “Issuer”) and amends and supplements Schedule 13D (Amendment No. 23) filed on June 19, 2009. The Issuer’s principal executive office is located at 100 Meridian Centre, Suite 350, Rochester, New York 14618.
Item 5. Interest in Securities of the Issuer
(a)-(b) As a result of the transactions described in Items 5(c) and 6 of this Statement, the Reporting Persons have sold all of their respective shares of Common Stock.
(c) On July 9, 2009, the Reporting Persons, together with Avram A. Glazer, sold all of their respective shares of Common Stock to Harbinger Capital Partners Master Fund I, L.P., Global Opportunities Breakaway Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, the “Purchasers”), pursuant to the terms and conditions of a Share Purchase Agreement, dated June 17, 2009, for a price per share of $7.50. In each case, the shares sold constituted all of the shares of Common Stock of the Issuer beneficially owned by the Reporting Person.
(d) None.
(e) As a result of the closing of the transactions described in Item 5(c) and Item 6 of this Statement, all of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.
Item 6. Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer
On June 17, 2009, each of the Reporting Persons, together with Avram A. Glazer (the “Sellers”), entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with the Purchasers, pursuant to which the Reporting Persons agreed to sell to the Purchasers, and the Purchasers agreed to purchase from the Sellers, all of the shares of Common Stock of the Issuer beneficially owned by the Sellers, representing, collectively, approximately 51.3% of the issued and outstanding shares of Common Stock of the Issuer. The closing occurred, and all shares of Common Stock of Issuer owned by the Reporting Persons were sold, on July 9, 2009. The foregoing summary of the terms of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the Share Purchase Agreement, a copy of which is included as Exhibit 1 to Schedule 13D (Amendment 23), filed with the Securities and Exchange Commission on June 19, 2009, and incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
The exhibit filed as part of this Schedule 13D is as follows:

Exhibit No.	Description

1	Share Purchase Agreement (Exhibit 1 to the Schedule 13D (Amendment No. 23) filed on June 19, 2009)

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 10, 2009

Malcolm I. Glazer Family Limited Partnership
By:	Malcolm I. Glazer G.P., Inc.,
as its General Partner

By:	/s/ Linda Glazer
	Name:	Linda Glazer
	Title:	President

Malcolm I. Glazer G.P., Inc.
By:	/s/ Linda Glazer
	Name:	Linda Glazer
	Title:	President

The Malcolm Glazer Revocable Trust
By:	/s/ Linda Glazer
	Name:	Linda Glazer
	Title:	Co-Trustee and Authorized Person

/s/ Malcolm I. Glazer
Malcolm I. Glazer by Linda Glazer,
as attorney-in-fact

/s/ Linda Glazer
Linda Glazer